 **Inland Real Estate Corporation**

Supplemental Financial Information

For the Three and Twelve Months Ended
December 31, 2007

2901 Butterfield Road
Oak Brook, Illinois 60523
Telephone: (630) 218-8000
Facsimile: (630) 218-7357
www.inlandrealestate.com

Inland Real Estate Corporation
Supplemental Financial Information
For the Three and Twelve Months Ended December 31, 2007

TABLE OF CONTENTS

This supplemental financial information contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. For a more complete discussion of these risks and uncertainties, please see the Company's filings on Form 10-K dated December 31, 2006 and Form 10-Q dated September 30, 2007 with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.



Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523
(888) 331-4732
www.inlandrealestate.com

News Release

Inland Real Estate Corporation (Investors/Analysts):

Dawn Benchelt, Investor Relations Director
(630) 218-7364
benchelt@inlandrealestate.com

Inland Communications, Inc.
(Media):
Darryl Cater, Media Relations Coordinator
(630) 218-8000 x4896
cater@inlandgroup.com

INLAND REAL ESTATE CORPORATION
REPORTS FINANCIAL RESULTS FOR FOURTH QUARTER AND YEAR 2007

OAK BROOK, IL (February 14, 2008) – Inland Real Estate Corporation (NYSE: IRC) today announced financial results for the three months and year ended December 31, 2007.

Highlights

- Funds from operations (FFO) of $23.8 million or $0.36 per share (basic and diluted) for the three months ended December 31, 2007, representing increases of 10.3% and 9.1%, respectively

- FFO of $93.7 million or $1.43 per share for the year, representing increases of 5.1% and 7.5%, respectively

- Total of 89 leases executed for rental of 396,527 aggregate square feet during the quarter; average base rents for new and renewal leases up 15.7% and 18.5%, respectively, over expiring rates; 326 leases executed for the year aggregating 1.3 million square feet

- Company closed four joint venture (JV) acquisitions during the quarter and surpassed 2007 investment goal by 50%; 2007 fee income from unconsolidated JVs up 77.2% versus prior year

Financial Results

The Company reported that FFO, a widely accepted measure of performance for real estate investment trusts (REITs), for the three months ended December 31, 2007 was $23.8 million, an increase of 10.3% compared to $21.6 million for the three months ended December 31, 2006. On a per share basis, FFO was $0.36 (basic and diluted) for the three months ended December 31, 2007, an increase of $0.03 or 9.1% over the three months ended December 31, 2006. The increases in FFO and FFO per share for the quarter were primarily due to increased income from properties acquired in 2007 and the Company's same store portfolio, plus additional earnings from unconsolidated joint venture activities.

The Company reported that net income was $11.4 million for the three months ended December 31, 2007, an increase of 34.9% compared to net income of $8.4 million for the three months ended December 31, 2006. On a per share basis, net income was $0.17 per share (basic and diluted) for the three months ended December 31, 2007, an increase of 30.8% compared to $0.13 per share (basic and diluted) for the three months ended December 31, 2006. Net income and net income per share increased during the quarter primarily as a result of increased income from properties acquired in 2007 and the Company's same store portfolio, additional earnings from unconsolidated joint venture activities, and the gain on sales of investment property of approximately $1.3 million or $0.02 per share compared to no sales in the prior year.

FFO increased $4.5 million or 5.1% to $93.7 million for the year ended December 31, 2007, compared to the prior year. On a per share basis, FFO was $1.43 per share for the year, an increase of 7.5% compared to $1.33 per share for the year ended December 31, 2006. The increase in FFO for the year was primarily due to increased income from properties acquired during the year and the same store portfolio, increased earnings recognized in 2007 from joint venture activities, and land sale gains related to development joint ventures. The increase in FFO per share for the year was primarily due to the aforementioned activities, plus a decrease in the number of common shares outstanding in 2007 compared to the prior year, a result of the repurchase of approximately 2.8 million shares by the Company in the fourth quarter 2006 utilizing proceeds from its convertible notes offering.

Net income was $43.8 million for the year ended December 31, 2007, a decrease of $1.4 million or 3.0% compared to net income of $45.2 million for the year ended December 31, 2006. Net income per share was $0.67 (basic and diluted) for the year ended December 31, 2007, level with net income per share of $0.67 for the prior year. The decrease in net income for the year ended December 31, 2007 compared to the year ago period is primarily due to gains on sales of investment properties of $2.5 million or $0.04 per share in 2007, compared to gains of $6.0 million or $0.09 per share in 2006; partially offset by increased income from property acquisitions and the same store portfolio, additional earnings from unconsolidated joint venture activities, and land sale gains related to development joint ventures.

A reconciliation of FFO to net income and FFO per share to net income per share is provided at the end of this news release.

"In 2007 we realized the benefits of consistent operations and aligned strategies to foster growth," said Robert Parks, President and Chief Executive Officer of Inland Real Estate Corporation. "Performance results were uniformly strong, with FFO per share up more than 9 percent for the quarter and 7.5 percent for the full year. At our retail centers we generated new and renewal rental increases of 30.3 percent and 20 percent for the year. I am also pleased to report fee income of $4.4 million from our joint ventures in 2007, an increase of approximately 77 percent over the prior year. Our strategy of focused core operations and resourceful venture initiatives has resulted in enhanced performance, growth and shareholder value."

Portfolio Performance
Total revenues increased 6.1% to $46.8 million for the three months ended December 31, 2007, from $44.1 million for the fourth quarter 2006. For the year ended December 31, 2007 total revenues increased $9.2 million or 5.2% to $185.0 million from $175.8 million for the year ended December 31, 2006, primarily due to additional property acquisitions and income from the same store portfolio.

The Company evaluates its overall portfolio by analyzing the operating performance of properties that have been owned and operated for the same three and 12-month periods during each year. A total of 123 of the Company's investment properties satisfied this criterion during these periods and are referred to as "same store" properties. Same store net operating income (excluding the impact of straight-line and intangible lease rent) was $29.6 million for the fourth quarter, an increase of 3.6% over the comparable period prior year, and $117.3 million for the year ended December 31, 2007, an increase of 1.1% over the prior year. As of December 31, 2007, financial occupancy for the Company's same store portfolio was 94.3%, compared to 95.6% as of December 31, 2006.

Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 4.4% to $37.0 million for the three months ended December 31, 2007, compared to $35.4 million for the three months ended December 31, 2006. For the year ended December 31, 2007, EBITDA increased 6.4% to $150.4 million from $141.4 million last year. A definition and reconciliation of EBITDA to income from continuing operations is provided at the end of this news release.

Balance Sheet, Market Value and Liquidity
EBITDA coverage of interest expense was 2.6 times for the three months ended December 31, 2007, consistent with the 2.6 times reported for the fourth quarter 2006. The Company has provided EBITDA and the related non-GAAP coverage ratios as supplemental disclosure because the Company believes such disclosure provides useful information regarding its ability to service and incur debt.

At December 31, 2007, the Company had an equity market capitalization of approximately $930 million and $1.1 billion of total debt outstanding (including the pro-rata share of debt in unconsolidated joint ventures) for a total market capitalization of approximately $2.0 billion and a debt-to-total market capitalization of 53.5%. Including the convertible notes, 84.0% of this debt was fixed at a weighted average interest rate of 5.17%. At December 31 2007, the Company had $100 million outstanding, with up to $50 million available, on its unsecured line of credit, which the Company uses for acquisitions, capital improvements, tenant improvements, leasing costs and working capital.

Leasing

The Company reports that leasing activity remained strong across its portfolio during the quarter. For the three months ended December 31, 2007 the Company executed 28 new, 58 renewal, and three non-comparable leases (new, previously unleased space) aggregating 396,527 square feet. The 28 new leases comprise 90,512 square feet with an average rental rate of $17.46 per square foot, a 15.7% increase over the average expiring rate. The 58 renewal leases comprise 272,199 square feet with an average rental rate of $15.25 per square foot, which represents an 18.5% increase over the average expiring rate. The three non-comparable leases comprise 33,816 square feet with an average base rent of $16.80. For the year the Company executed a total of 326 new, renewal and non-comparable leases encompassing 1,323,606 square feet. As of December 31, 2007, the Company's portfolio was 95.6% leased, compared to 96.4% leased as of December 31, 2006, and unchanged from the quarter ended September 30, 2007. Financial occupancy for the entire portfolio was 95.2%, compared to 96.0% for the fourth quarter 2006, and 95.7% for the third quarter 2007.

Acquisitions

During the quarter the Company acquired through the joint venture with Inland Real Estate Exchange Corporation (IREX), Greenfield Commons, a 32,258 square foot, two-tenant building in Aurora, Illinois, for a purchase price of $6.0 million. The retail center is currently leased to Office Depot and the Factory Card and Party Outlet. The Company also acquired for the IREX joint venture three office buildings in Evansville, Indiana; Davenport, Iowa and Joplin, Missouri in sale-leaseback transactions with AT&T Services Inc. The three newly constructed or redeveloped properties were acquired for an aggregate purchase price of $44.3 million and comprise a total of 252,530 square feet.

For the year ended December 31, 2007, the Company acquired a total of nine properties through the IREX joint venture, comprising approximately 982,000 square feet with an aggregate property value of $150.1 million. The Company achieved 150% of its 2007 IREX acquisitions goal of $100 million in assets.

"Our joint venture with IREX enables us to effectively manage our resources due to the revolving nature of the investment capital," said Mark Zalatoris, Executive Vice President and Chief Operating Officer. "The capital we deploy for properties sourced for the IREX joint venture is quickly recovered through the sale of tenant-in-common interests to 1031 Exchange investors and can be recycled into other investment opportunities."

In January 2008, the Company acquired for $23.5 million Fox Run Square, a 143,500 square foot neighborhood shopping center in Naperville, Illinois, anchored by Dominick's Finer Foods and Ace Hardware. The Company will contribute this property to the joint venture with IREX.

Development Joint Venture Activity

During the quarter, the Company acquired for $16.7 million 63 acres of land in Westfield, Indiana through its joint venture with Pine Tree Institutional Realty, LLC. It is anticipated that the Indianapolis suburb property will be developed into 438,000 square feet of multi-tenant retail space plus free-standing out parcels for sale or ground lease.

Also during the quarter the Company sold for $4.5 million 11.5 acres of land at the Orchard Crossing development in Ft. Wayne, Indiana to Target Corporation for a 127,000 square foot store that will anchor the retail center.

During the year ended December 31, 2007, the Company sold a total of approximately 36 acres of land through its development joint ventures to major national retailers for a combined sales price of approximately $9.9 million.

Dispositions

During the year ended December 31, 2007 the Company sold two retail centers in Illinois, totaling approximately 156,400 square feet, for an aggregate sales price of approximately $13.6 million. The 2007 dispositions included the sale in the fourth quarter of Maple Plaza, a 31,196 square foot shopping center in Downers Grove, Illinois, for approximately $4.3 million. A portion of the proceeds from dispositions were used to pay down debt and for general corporate purposes. The balance was deposited with a tax-deferred agent and utilized for acquisitions.

Dividends

In November and December 2007 and in January 2008, the Company paid monthly cash dividends to stockholders of $0.08167 per common share. The Company currently pays annual dividends at the rate of $0.98 per share.

Guidance
The Company expects that FFO per common share (basic and diluted) for fiscal year 2008 will be in the range of $1.46 to $1.49. For fiscal year 2008, the Company anticipates same store net operating income growth of 1.5% to 2.0%, rental rate increases of 10% to 12% on new and renewal leases, and stable occupancy. The Company also anticipates $2.5 million to $3.5 million in gross fee income related to $100.0 million to $150.0 million of property acquisitions sourced for the joint venture with Inland Real Estate Exchange Corporation. In addition, the Company expects to recognize income of $1.0 million to $2.0 million from land sales through its development joint ventures.

Conference Call/Webcast
The Company will host a management conference call to discuss its financial results on Thursday, February 14, 2008 at 2:00 p.m. CT (3:00 p.m. ET). Hosting the conference call for the Company will be Robert Parks, President and Chief Executive Officer, Mark Zalatoris, Chief Operating Officer, Brett Brown, Chief Financial Officer and Scott Carr, President of Property Management. The live conference call can be accessed by dialing 1-800-860-2442 or 1-412-858-4600 for international callers. The Company recommends that participants dial in at least ten minutes prior to the scheduled start of the call. The conference call also will be available via live webcast on the Company's website at www.inlandrealestate.com. The conference call will be recorded and available for replay beginning at 4:00 p.m. CT (5:00 p.m. ET) on February 14, 2008, and will be available until 8:00 a.m. CT on February 22, 2008. Interested parties can access the replay of the conference call by dialing 1-877-344-7529 or 1-412-317-0088 for international callers, and entering the replay passcode 415377#.

About Inland Real Estate Corporation
Inland Real Estate Corporation is a self-administered and self-managed publicly traded real estate investment trust (REIT) that currently owns interests in 152 neighborhood, community, power, and lifestyle retail centers and single tenant properties located primarily in the Midwestern United States, with aggregate leasable space of more than 14 million square feet. Additional information on Inland Real Estate Corporation, including a copy of the Company's supplemental financial information for the three-months and year ended December 31, 2007, is available at www.inlandrealestate.com.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Please refer to the documents filed by Inland Real Estate Corporation with the SEC, specifically the Company's Annual Report on Form 10-K for the year ended December 31, 2006 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, for a more complete discussion of these risks and uncertainties. Inland Real Estate Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

INLAND REAL ESTATE CORPORATION
Consolidated Balance Sheets
December 31, 2007 and December 31, 2006
(In thousands except per share data)

	December 31, 2007	December 31, 2006
Assets:		
Investment properties:		
Land	$ 347,804	337,896
Construction in progress	1,573	434
Building and improvements	970,231	925,316
	1,319,608	1,263,646
Less accumulated depreciation	250,433	218,808
Net investment properties	1,069,175	1,044,838
Cash and cash equivalents	18,378	27,569
Investment in securities	18,074	16,777
Accounts and notes receivable	63,986	61,516
Investment in and advances to unconsolidated joint ventures	103,952	74,890
Acquired lease intangibles, net	27,409	24,220
Deferred costs, net	9,592	10,745
Other assets	10,753	8,606
Total assets	$ 1,321,319	1,269,161
Liabilities:		
Accounts payable and accrued expenses	$ 35,590	33,666
Acquired lease intangibles, net	3,429	4,537
Distributions payable	5,363	5,205
Mortgages payable	606,680	622,280
Line of credit	100,000	28,000
Convertible notes	180,000	180,000
Other liabilities	24,404	15,425
Total liabilities	955,466	889,113
Commitments and contingencies		
Minority interest	2,494	3,065
Stockholders' Equity:		
Preferred stock, $0.01 par value, 6,000 Shares authorized; none issued and outstanding at December 31, 2007 and 2006	-	-
Common stock, $0.01 par value, 500,000 Shares authorized; 65,669 and 65,059 Shares issued and outstanding at December 31, 2007 and 2006, respectively	657	650
Additional paid-in capital (net of offering costs of $58,816)	615,298	605,133
Accumulated distributions in excess of net income	(248,262)	(228,254)
Accumulated other comprehensive loss	(4,334)	(546)
Total stockholders' equity	363,359	376,983
Total liabilities and stockholders' equity	$ 1,321,319	1,269,161

INLAND REAL ESTATE CORPORATION
Consolidated Statements of Operations
For the three and twelve months ended December 31, 2007 and 2006 (unaudited)
(In thousands except per share data)

		Three months ended December 31, 2007	Three months ended December 31, 2006	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006
Revenues:					
Rental income	$	32,828	32,352	130,895	128,126
Tenant recoveries		13,188	11,407	50,777	46,463
Other property income		741	313	3,301	1,171
Total revenues		46,757	44,072	184,973	175,760
Expenses:					
Property operating expenses		7,772	5,668	26,502	20,560
Real estate tax expense		7,149	7,907	31,496	31,963
Depreciation and amortization		10,509	10,342	42,381	40,853
Provision for asset impairment		362	-	362	-
General and administrative expenses		3,031	3,171	11,903	10,646
Total expenses		28,823	27,088	112,644	104,022
Operating income		17,934	16,984	72,329	71,738
Other income		1,316	1,918	5,151	5,696
Fee income from unconsolidated joint ventures		1,126	729	4,386	2,475
Gain (loss) on sale of investment properties		174	(7)	174	617
Gain on sale of joint venture interest		697	-	2,925	-
Gain on extinguishment of debt		-	-	319	-
Interest expense		(11,965)	(11,806)	(47,970)	(44,413)
Minority interest		(108)	(53)	(444)	(864)
Income before equity in earnings of unconsolidated joint ventures, income tax benefit (expense) of taxable REIT subsidiary and discontinued operations		9,174	7,765	36,870	35,249
Income tax benefit (expense) of taxable REIT subsidiary		20	-	(633)	-
Equity in earning of unconsolidated joint ventures		959	454	4,832	2,873
Income from continuing operations		10,153	8,219	41,069	38,122
Income from discontinued operations		1,234	221	2,747	7,062
Net income available to common stockholders		11,387	8,440	43,816	45,184
Other comprehensive income:					
Unrealized loss on investment securities		(2,993)	(76)	(3,707)	(839)
Unrealized loss on derivative instruments		(81)	-	(81)	-
Comprehensive income	$	8,313	8,364	40,028	44,345
Basic and diluted earnings available to common shares per weighted average common share:					
Income from continuing operations	$	0.15	0.13	0.63	0.57
Discontinued operations		0.02	-	0.04	0.10
Net income available to common stockholders per weighted average common share – basic and diluted	$	0.17	0.13	0.67	0.67
Weighted average number of common shares outstanding – basic		65,545	65,894	65,281	67,154
Weighted average number of common shares outstanding – diluted		65,606	65,963	65,346	67,223

Non-GAAP Financial Measures

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO for the periods presented, reconciled to net income available to common stockholders for these periods:

	Three months ended December 31, 2007	Three months ended December 31, 2006	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006
Net income available to common stockholders	$ 11,387	8,440	43,816	45,184
(Gain) loss on sale of investment properties, net of minority interest	(1,457)	7	(2,680)	(6,399)
Gain on non-operating property, net of minority interest	174	-	174	157
Equity in depreciation of unconsolidated joint ventures	2,548	2,760	10,129	9,398
Amortization on in-place lease intangibles	932	672	3,180	2,925
Amortization on leasing commissions	239	192	799	766
Depreciation, net of minority interest	9,958	9,492	38,253	37,132
Funds From Operations	$ 23,781	21,563	93,671	89,163
Net income available to common stockholders per weighted average common share – basic and diluted	$ 0.17	0.13	0.67	0.67
Funds From Operations, per common share – basic and diluted	$ 0.36	0.33	1.43	1.33
Weighted average number of common shares outstanding, basic	65,545	65,894	65,281	67,154
Weighted average number of common shares outstanding, diluted	65,606	65,963	65,346	67,223

EBITDA is defined as earnings (losses) from operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation and amortization expense; and (4) gains (loss) on non-operating property. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our financial performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and capital structure. By excluding depreciation and amortization expense, we believe we can more accurately assess the performance of our portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net earnings and may be calculated differently by other equity REITs.

	Three months ended December 31, 2007	Three months ended December 31, 2006	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006
Income from continuing operations	$ 10,153	8,219	41,069	38,122
(Gain) loss on non-operating property	(174)	7	(174)	(617)
Income tax (benefit) expense of taxable REIT subsidiary	(20)	-	633	-
Income (loss) from discontinued operations, excluding gains	(49)	221	242	1,045
Interest expense	11,965	11,806	47,970	44,413
Interest expense associated with discontinued operations	26	-	243	548
Interest expense associated with unconsolidated joint ventures	2,025	2,079	7,734	6,975
Depreciation and amortization	10,509	10,342	42,381	40,853
Depreciation and amortization associated with discontinued operations	20	-	180	617
Depreciation and amortization associated with unconsolidated joint ventures	2,548	2,760	10,129	9,398
EBITDA	$ 37,003	35,434	150,407	141,354
Total Interest Expense	$ 14,016	13,885	55,947	51,936
EBITDA: Interest Expense Coverage Ratio	2.6 x	2.6 x	2.7 x	2.7 x

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2007 and 2006
(In thousands except per share and square footage data)

Financial Highlights (1)		Three months ended December 31, 2007	Three months ended December 31, 2006	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006
Total revenues	$	46,757	44,072	184,973	175,760
Net income available to common stockholders (1)	$	11,387	8,440	43,816	45,184
(Gain) loss on sale of investment properties, net of minority interest		(1,457)	7	(2,680)	(6,399)
Gain on non-operating property, net of minority interest (2)		174	-	174	157
Equity in depreciation of unconsolidated ventures		2,548	2,760	10,129	9,398
Amortization on in-place leases intangibles		932	672	3,180	2,925
Amortization on leasing commissions		239	192	799	766
Depreciation, net of minority interest		9,958	9,492	38,253	37,132
Funds From Operations	$	23,781	21,563	93,671	89,163
Net income available to common stockholders per weighted average common share – basic and diluted	$	0.17	0.13	0.67	0.67
Funds From Operations per weighted average common share – basic and diluted	$	0.36	0.33	1.43	1.33
Distributions Declared	$	16,074	15,814	63,824	64,491
Distributions Per Common Share	$	0.25	0.24	0.98	0.96
Distributions / Funds From Operations Payout Ratio		67.6%	73.3%	68.1%	72.3%
Weighted Average Commons Shares Outstanding, Diluted		65,606	65,963	65,346	67,223

		As of December 31, 2007	As of December 31, 2006
Total Assets	$	1,321,319	1,269,161

General and Administrative Expenses		Three months ended December 31, 2007	Three months ended December 31, 2006	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006
General and Administrative Expenses (G&A)	$	3,031	3,171	11,903	10,646
G&A Expenses as a Percentage of Total Revenue		6.5%	7.2%	6.4%	6.1%
Annualized G&A Expenses as a Percentage of Total Assets		0.92%	1.0%	0.90%	0.84%

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2007 and 2006
(In thousands except per share and square footage data)

Net Operating Income		Three months ended December 31, 2007	Three months ended December 31, 2006	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006
Net Operating Income (NOI) (Cash basis)	$	31,897	30,056	127,071	122,431
Same Store Net Operating Income (Cash basis)	$	29,623	28,589	117,332	116,108
Same Store NOI Percentage Increase Over Prior Year Period		3.6%		1.1%	

Occupancy (3)	As of December 31, 2007	As of December 31, 2006
Leased Occupancy	95.6%	96.4%
Financial Occupancy	95.2%	96.0%
Same Store Financial Occupancy	94.3%	95.6%

Capitalization		As of December 31, 2007	As of December 31, 2006
Total Shares Outstanding	$	65,669	65,059
Closing Price Per Share		14.16	18.72
Equity Market Capitalization		929,873	1,217,904
Total Debt (4)		1,069,335	983,273
Total Market Capitalization	$	1,999,208	2,201,177
Debt to Total Market Capitalization		53.5%	44.7%

(1) See detailed pages for reconciliation of non-GAAP financial information to the most comparable GAAP measures.
(2) Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of intangible leases, interest, depreciation, amortization, bad debt and general and administrative expenses.
(3) Includes properties held in unconsolidated joint ventures.
(4) Includes pro-rata share of unconsolidated joint venture debt.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2007 and 2006
(In thousands except per share and square footage data)

Funds From Operations and Other Information

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO for the periods presented, reconciled to net income available to common stockholders for these periods:

	Three months ended December 31, 2007	Three months ended December 31, 2006	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006
Net income available to common stockholders	$ 11,387	8,440	43,816	45,184
(Gain) loss on sale of investment properties, net of minority interest	(1,457)	7	(2,680)	(6,399)
Gain on non-operating property, net of minority interest	174	-	174	157
Equity in depreciation of unconsolidated ventures	2,548	2,760	10,129	9,398
Amortization on in-place lease intangibles	932	672	3,180	2,925
Amortization on leasing commissions	239	192	799	766
Depreciation, net of minority interest	9,958	9,492	38,253	37,132
Funds From Operations	$ 23,781	21,563	93,671	89,163
Net income available to common stockholders per common share – diluted	$ 0.17	0.13	0.67	0.67
Funds From Operations per common share – diluted	$ 0.36	0.33	1.43	1.33
Weighted average number of common shares outstanding – diluted	65,606	65,963	65,346	67,223
Additional Information				
Straight-line rents	$ 126	387	551	1,008
Amortization of above and below market rents	68	162	457	653
Amortization of deferred financing fees	523	474	2,077	1,533
Stock based compensation expense	133	83	436	267
Capital Expenditures				
Maintenance / non-revenue generating cap ex				
Building / Site improvements	$ 688	2,149	4,332	4,226
Non-maintenance / revenue generating cap ex				
Tenant improvements	843	3,875	8,180	14,299
Leasing commissions	306	401	1,096	1,691

(In thousands except per share and square footage data)

Debt Schedule

The Company's mortgages payable are secured by certain of its investment properties and consist of the following at December 31, 2007:

Fixed rate debt

Mortgagee	Interest Rate at December 31, 2007	Maturity Date	Balance at December 31, 2007	Percent of Total Debt
Allstate	5.27%	11/2012	$ 12,500	1.41%
Allstate	5.27%	12/2012	18,000	2.03%
Allstate	5.87%	09/2009	6,000	0.68%
Allstate	4.65%	01/2010	22,500	2.54%
Allstate (a)	9.25%	12/2009	3,819	0.43%
Allstate	5.19%	08/2012	36,200	4.08%
Archon Financial	4.88%	01/2011	30,720	3.46%
Bank of America	5.01%	10/2010	6,185	0.70%
Bank of America	4.11%	06/2011	5,510	0.62%
Bank of America	5.54%	07/2017	5,775	0.65%
Bear Stearns	5.45%	11/2014	3,720	0.42%
Capmark	4.88%	11/2011	9,250	1.04%
Capmark	5.02%	08/2011	8,800	0.99%
Fifth Third Bank	4.70%	10/2010	12,380	1.40%
GEMSA (b)	6.75%	06/2008	4,625	0.52%
John Hancock Life Insurance (a)	7.65%	01/2018	11,844	1.34%
Key Bank (b)	7.00%	11/2008	25,000	2.82%
Key Bank	5.00%	10/2010	7,500	0.85%
LaSalle Bank N.A.	5.52%	04/2010	13,550	1.53%
LaSalle Bank N.A.	4.86%	02/2009	14,326	1.62%
LaSalle Bank N.A.	4.88%	11/2011	12,500	1.41%
LaSalle Bank N.A. (a)	5.83%	12/2014	5,767	0.65%
Metlife Insurance Company	4.71%	12/2010	20,100	2.27%
Midland Loan Serv (a)	5.17%	04/2014	17,986	2.03%
Parkway Bank	6.20%	12/2012	9,183	1.04%
Parkway Bank	6.20%	12/2012	9,369	1.06%
Parkway Bank	6.20%	12/2012	7,699	0.87%
Principal Life Insurance (b)	5.96%	12/2008	11,000	1.24%
Principal Life Insurance	5.25%	10/2009	7,400	0.83%
Principal Life Insurance	3.99%	06/2010	32,930	3.71%
Principal Life Insurance	5.05%	01/2014	16,250	1.83%
Principal Real Estate	5.05%	04/2014	8,750	0.99%
Wachovia Securities (b)	6.36%	10/2008	54,600	6.16%
Wells Fargo	6.60%	03/2009	8,000	0.90%
Wells Fargo	5.01%	04/2010	15,300	1.72%
Wells Fargo	5.14%	04/2010	11,125	1.25%
Wells Fargo	5.17%	04/2010	23,690	2.67%
Wells Fargo	4.11%	06/2011	33,220	3.75%
Wells Fargo	5.01%	10/2010	1,700	0.19%
Total/Weighted Average Fixed Rate Secured	5.34%		$ 564,773	63.70%
Convertible Notes	4.63%	11/2026	180,000	20.30%
Total/Weighted Average Fixed Rate	5.17%		744,773	84.00%

(In thousands except per share and square footage data)

Variable rate debt

Mortgagee	Interest Rate at December 31, 2007	Maturity Date	Balance at December 31, 2007	Percent of Total Debt
LaSalle Bank N.A.	6.13%	12/2010	$ 7,833	0.88%
LaSalle Bank N.A.	6.63%	04/2010	2,468	0.28%
LaSalle Bank N.A.	6.63%	06/2010	2,732	0.31%
LaSalle Bank N.A.	6.63%	06/2010	2,255	0.25%
LaSalle Bank N.A.	6.63%	04/2010	2,400	0.27%
LaSalle Bank N.A.	7.03%	02/2009	7,365	0.83%
LaSalle Bank N.A.	6.63%	07/2010	10,654	1.20%
LaSalle Bank N.A.	3.83%	12/2014	6,200	0.70%
Total/Weighted Average Variable Rate Secured	6.19%		41,907	4.72%
KeyBank (b)	6.38%	04/2008	100,000	11.28%
Total/Weighted Average Variable Rate	6.32%		141,907	16.00%
Total/Weighted Average Debt	5.35%		$ 886,680	100.00%

(a) These loans require payments of principal and interest monthly; all other loans listed are interest only.

(b) Approximately $95,225 of the Company's mortgages payable mature during 2008. The Company intends to replace these loans with new debt at market terms. Additionally, the Company's line of credit matures during 2008. As of December 31, 2007, the Company had $100,000 outstanding on this line. The Company expects to replace this line with another line with similar terms.

(In thousands except per share and square footage data)

Top Ten Tenants (1)

Tenant Name	Number of Stores		Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc.	16	$	10,681	5.86%	1,032,112	6.93%
Dominick's Finer Foods	9		7,027	3.86%	598,984	4.02%
TJX Companies, Inc, (2)	15		4,255	2.34%	487,671	3.27%
FMC Technologies	1		4,160	2.28%	462,717	3.11%
Roundy’s	7		4,295	2.36%	441,347	2.96%
K Mart	4		1,434	0.79%	372,922	2.50%
PetsMart	11		3,452	1.90%	267,138	1.79%
Kohl’s	3		2,102	1.15%	257,832	1.73%
Kroger	4		1,794	0.98%	235,687	1.58%
Office Depot	10		2,547	1.40%	219,738	1.48%
Total		$	41,747	22.92%	4,376,148	29.37%

(1) Includes 100% of tenants in properties of unconsolidated joint ventures.
(2) Includes TJ Maxx, Marshall’s, and A.J. Wright Stores

(In thousands except per share and square footage data)

Lease Expiration Analysis

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (3)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (4)
ALL ANCHOR LEASES (1)						
M-T-M	2	35,606	0.25%	$ 178	0.09%	$ 5.00
2008	19	517,847	3.66%	4,497	2.34%	8.68
2009	27	767,317	5.42%	6,741	3.51%	8.78
2010	18	533,096	3.76%	4,697	2.44%	8.81
2011	29	921,253	6.51%	9,306	4.84%	10.10
2012	27	691,959	4.89%	8,191	4.26%	11.84
2013	23	568,388	4.01%	6,952	3.62%	12.23
2014	24	801,853	5.66%	9,643	5.02%	12.03
2015	20	545,282	3.85%	7,237	3.77%	13.27
2016	17	415,809	2.94%	5,273	2.74%	12.68
2017+	82	4,616,404	32.61%	55,735	29.00%	12.07
TOTAL/WEIGHTED AVERAGE	288	10,414,814	73.56%	$ 118,450	61.63%	$ 11.37
ALL NON-ANCHOR LEASES (1)						
M-T-M	27	74,664	0.53%	$ 1,024	0.54%	$ 13.72
2008	211	533,107	3.76%	8,847	4.60%	16.59
2009	258	611,388	4.32%	11,207	5.83%	18.33
2010	214	533,064	3.76%	10,821	5.64%	20.30
2011	158	466,800	3.30%	8,358	4.35%	17.90
2012	224	578,706	4.09%	11,628	6.05%	20.09
2013	86	281,879	1.99%	6,034	3.14%	21.41
2014	42	161,313	1.14%	3,746	1.95%	23.22
2015	46	180,053	1.27%	4,157	2.16%	23.09
2016	29	112,975	0.80%	2,537	1.32%	22.46
2017+	46	209,318	1.48%	5,358	2.79%	30.64
TOTAL/WEIGHTED AVERAGE	1,341	3,743,267	26.44%	$ 73,717	38.37%	$ 19.69
ALL LEASES						
M-T-M	29	110,270	0.78%	$ 1,202	0.63%	$ 10.90
2008	230	1,050,954	7.42%	13,344	6.94%	12.70
2009	285	1,378,705	9.74%	17,948	9.34%	13.02
2010	232	1,066,160	7.52%	15,518	8.08%	14.55
2011	187	1,388,053	9.81%	17,664	9.19%	12.73
2012	251	1,270,665	8.98%	19,819	10.31%	15.60
2013	109	850,267	6.00%	12,986	6.76%	15.27
2014	66	963,166	6.80%	13,389	6.97%	13.90
2015	66	725,335	5.12%	11,394	5.93%	15.71
2016	46	528,784	3.74%	7,810	4.06%	14.77
2017+	128	4,825,722	34.09%	61,093	31.79%	12.66
TOTAL/WEIGHTED AVERAGE	1,629	14,158,081	100.00%	$ 192,167	100.00%	$ 13.57

(1) Includes leases expiring on unconsolidated property owned in a joint venture.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases in place at report date are determined by annualizing current monthly base rents in-place.
(4) Annualized base rent divided by gross leasable area as of report date.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2007
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)

New Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar		Percent
1Q2007	20	49,725	$	668	$	957	$	289	43.3%
per square foot			$	13.43	$	19.25	$	5.81	
2Q2007	30	114,037		1,855		2,554		699	37.7%
per square foot				16.27		22.40		6.13	
3Q2007	14	39,694		527		663		136	25.8%
per square foot				13.28		16.70		3.43	
4Q2007	28	90,512		1,366		1,580		214	15.7%
per square foot				15.09		17.46		2.36	
2007 Total	92	293,968	$	4,416	$	5,754	$	1,338	30.3%
per square foot			$	15.02	$	19.57	$	4.55	

Renewal Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease) Total Dollar		Percent
1Q2007	51	139,415	$	2,102	$	2,567	$	465	22.1%
per square foot			$	15.08	$	18.41	$	3.34	
2Q2007	51	167,428		2,348		2,639		291	12.4%
per square foot				14.02		15.76		1.74	
3Q2007	59	316,357		3,804		4,746		942	24.8%
per square foot				12.02		15.00		2.98	
4Q2007	58	272,199		3,503		4,151		648	18.5%
per square foot				12.87		15.25		2.38	
2007 Total	219	895,399	$	11,757	$	14,103	$	2,346	20.0%
per square foot			$	13.13	$	15.75	$	2.62	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2007
(In thousands except per share and square footage data)

Non-Comparable Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent	
1Q2007	6	51,342	$	-	$	839
per square foot			$	-	$	16.34
2Q2007	4	26,040		-		550
per square foot				-		21.12
3Q2007	2	23,041		-		315
per square foot				-		13.67
4Q2007	3	33,816		-		568
per square foot				-		16.80
2007 Total	15	134,239	$	-	$	2,272
per square foot			$	-	$	16.93

Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended December 31, 2007
(In thousands except per share and square footage data)

4th Quarter 2007 Leasing Activity (1)

New Leases		Non-Anchors (2)	Anchors (2)	Total
Number of Leases		27	1	28
Gross Leasable Area (Sq.Ft.)		78,512	12,000	90,512
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	17.40	17.84	17.46

Renewals		Non-Anchors	Anchors	Total
Number of Leases		54	4	58
Gross Leasable Area (Sq.Ft.)		168,262	103,937	272,199
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	17.18	12.13	15.25

Non-Comparable Leases (3)		Non-Anchors	Anchors	Total
Number of Leases		2	1	3
Gross Leasable Area (Sq.Ft.)		3,816	30,000	33,816
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	37.92	14.10	16.80

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		83	6	89
Gross Leasable Area (Sq.Ft.)		250,590	145,937	396,527
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	17.56	13.00	15.88

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.

(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.

(3) Non-comparable leases represent leases signed for which there was no former tenant, or expansion square footage for leases rolling over for which there was no former tenant.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and twelve months ended December 31, 2007 and 2006
(In thousands except per share and square footage data)

Same Store Net Operating Income Analysis

The following schedule presents same store net operating income, which is the net operating income of properties owned in both the three and twelve months ended December 31, 2007 and 2006, along with other investment properties new operating income. Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, lease termination income, interest, depreciation, amortization, bad debt and general and administrative expenses. We provide same store net operating income as it allows investors to compare the results of property operations for the three and twelve months ended December 31, 2007 and 2006. We also provide a reconciliation of these amounts to the most comparable GAAP measure, income from operations.

	Three months ended December 31, 2007	Three months ended December 31, 2006	% Increase -Decreased	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006	% Increase -Decreased
Rental income and tenant recoveries:						
"Same store" investment properties,123 properties						
Rental income	$ 30,379	30,268	0.4%	120,108	119,883	0.2%
Tenant recovery income	12,314	11,023	11.7%	48,379	44,941	7.7%
Other property income	736	313	135.1%	3,230	1,169	176.3%
"Other investment properties						
Rental income	2,255	1,535		9,779	6,582	
Tenant recovery income	874	384		2,398	1,522	
Other property income	5	-		71	2	
Total rental income and tenant recoveries	**$ 46,563**	**43,523**		**183,965**	**174,099**	
Property operating expenses:						
"Same store" investment properties, 123 properties						
Property operating expenses	$ 7,136	5,365	33.0%	24,248	18,850	28.6%
Real estate tax expense	6,670	7,650	-12.8%	30,137	31,035	-2.9%
"Other investment properties"						
Property operating expenses	381	195		1,150	855	
Real estate tax expense	479	257		1,359	928	
Total property operating expenses	**$ 14,666**	**13,467**		**56,894**	**51,668**	
Property net operating income						
"Same store" investment properties	$ 29,623	28,589	3.6%	117,332	116,108	1.1%
"Other investment properties"	2,274	1,467	55.0%	9,739	6,323	54.0%
Total property net operating income	**$ 31,897**	**30,056**		**127,071**	**122,431**	
Other income:						
Straight-line income	126	387		551	1,008	
Amortization of lease intangibles	68	162		457	653	
Other income	1,316	2,158		5,151	6,376	
Fee income from unconsolidated joint ventures	1,126	489		4,386	1,795	
Gain (loss) on sale of investment properties	174	(7)		174	617	
Gain on extinguishment of debt	-	-		319	-	
Gain on sale of joint venture interest	-	-		2,228	-	
Other expenses:						
Income tax benefit (expense) of taxable REIT subsidiary	20	-		(633)	-	
Bad debt expense	(255)	(108)		(1,104)	(855)	
Depreciation and amortization	(10,509)	(10,342)		(42,381)	(40,853)	
Provision for asset impairment	(362)	-		(362)	-	
General and administrative expenses	(3,031)	(3,171)		(11,903)	(10,646)	
Interest expense	(11,965)	(11,806)		(47,970)	(44,413)	
Minority interest	(108)	(53)		(444)	(864)	
Equity in earnings of unconsolidated ventures	1,656	454		5,529	2,873	
Income from continuing operations	**$ 10,153**	**8,219**		**41,069**	**38,122**	

Inland Real Estate Corporation
Supplemental Financial Information
For the twelve months ended December 31, 2007
(In thousands except per share and square footage data)

Property Acquisitions

Date	Property	City	State	GLA Sq.Ft.	Purchase Price	Cap Rate	Financial Occupancy	Anchors	Year Built / Renovated
01/30/07	Best Buy (1)	Burbank	IL	71,113	$ 10,100	6.79%	100%	Best Buy	1988
03/29/07	FMC Technologies (1)	Houston	TX	462,717	65,000	6.40%	100%	FMC	1970/2006
05/01/07	Delavan Crossing (1)	Delavan	WI	60,930	9,625	6.91%	100%	PetsMart, MC Sports & Staples	2006
05/02/07	Apria Healthcare (1)	Schaumburg	IL	40,906	8,200	7.60%	100%	Apria	2000
05/18/07	Rainbow Foods (1)	West St. Paul	MN	61,712	6,850	6.85%	100%	Rainbow Foods	1982/2005
08/31/07	Orland Park Place Outlots	Orland Park	IL	37,010	10,871	6.16%	100%	National City Bank & Canoe Club	1981/2000
10/19/07	Greenfield Commons (1)	Aurora	IL	32,258	6,000	7.28%	100%	Factory Card Outlet & Office Depot	2005
12/27/07	AT&T (1)	Davenport	IA	75,000	15,500	7.11%	100%	AT&T	2007
12/27/07	AT&T (1)	Evansville	IN	102,530	15,816	7.11%	100%	AT&T	1996/2007
12/27/07	AT&T (1)	Joplin	MO	75,000	13,000	7.11%	100%	AT&T	2007
				1,019,176	$ 160,962				

Development Property Acquisitions

Date	Property	City	State	Approx. Acres	Purchase Price
02/23/07	Tuscany Village (2)	Clermont	FL	53	$ 12,326
04/02/07	Orchard Crossing (3)	Ft. Wayne	IN	32	11,945
05/14/07	Shops at Lakemoor (4)	Lakemoor	IL	74	27,545
09/10/07	North Aurora Town Centre Phase III (5)	Aurora	IL	63	23,000
09/27/07	Southshore Shopping Center (3)	Boise	ID	7	5,000
12/21/07	Lantern Commons (3)	Westfield	IN	63	16,691
				292	$ 96,507

Inland Real Estate Corporation
Supplemental Financial Information
For the twelve months ended December 31, 2007
(In thousands except per share and square footage data)

Property Dispositions

Date	Property	City	State	GLA Sq. Ft.	Sale Price	Gain/Loss on Sale
04/27/07	Honey Creek Commons (6) (7)	Terra Haute	IN	179,100 $	26,416 $	172
05/11/07	Springhill Fashion Center	West Dundee	IL	125,198	9,312	1,223
09/24/07	Best Buy (7)	Burbank	IL	71,113	11,495	-
12/27/07	Maple Plaza	Burbank	IL	31,196	4,250	1,283
				406,607 $	51,473 $	2,678

(1)   The property was acquired through our joint venture with IREX.
(2)   The land was acquired with our development partner, Paradise Development Group, Inc.
(3)   The land was acquired with our development partner, Pine Tree Institutional Realty, LLC
(4)   The land was acquired with our development partner, Tucker Development Corporation.
(5)   The land was acquired through our joint venture with North American Real Estate, Inc.
(6)   This property was contributed to our joint venture with IREX and the gain shown relates to our contribution of the property to the joint venture. The gain is included in equity from earnings of unconsolidated joint ventures on the accompanying consolidated statements of operations.
(7)   This property is included as a disposition as all of the TIC interests have been sold through our joint venture with IREX.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures

Venture with New York State Teachers' Retirement System

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt
12/03/04	IN Retail Fund, LLC	Cobbler Crossing	Elgin	IL	102,643	50.0%	$ 2,195	$ 4,100
12/03/04	IN Retail Fund, LLC	Shoppes at Mill Creek	Palos Park	IL	102,422	50.0%	2,909	4,255
12/03/04	IN Retail Fund, LLC	Woodfield Commons	Schaumburg	IL	207,452	50.0%	8,599	8,750
12/03/04	IN Retail Fund, LLC	Marketplace at Six Corners	Chicago	IL	117,000	50.0%	5,123	5,900
12/03/04	IN Retail Fund, LLC	Chatham Ridge	Chicago	IL	175,754	50.0%	5,961	7,500
12/23/04	IN Retail Fund, LLC	Randall Square	Geneva	IL	216,485	50.0%	8,857	8,250
04/01/05	IN Retail Fund, LLC	Thatcher Woods	River Grove	IL	193,313	50.0%	12,222	-
06/01/05	IN Retail Fund, LLC	Forest Lake Marketplace	Forest Lake	MN	93,853	50.0%	4,420	3,294
06/30/05	IN Retail Fund, LLC	Orland Park Place	Orland Park	IL	599,664	50.0%	(266)	16,763
09/01/05	IN Retail Fund, LLC	Mapleview Shopping Center	Grayslake	IL	114,804	50.0%	(56)	7,119
09/01/05	IN Retail Fund, LLC	Regal Showplace	Crystal Lake	IL	88,400	50.0%	401	4,875
02/15/06	IN Retail Fund, LLC	Algonquin Commons	Algonquin	IL	562,218	50.0%	8,793	47,617
09/07/06	IN Retail Fund, LLC	Greentree	Caledonia	WI	169,268	50.0%	4,109	3,300
09/07/06	IN Retail Fund, LLC	Ravinia Plaza	Orland Park	IL	101,384	50.0%	3,834	5,837
					2,844,660		$ 67,101	$ 127,560

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Allstate	5.21% Fixed	May 2012	$ 8,200
Allstate	5.63% Fixed	March 2011	8,510
Allstate	4.84% Fixed	December 2009	11,800
Archon	4.35% Fixed	February 2008	6,589
Capstone	5.45% Fixed	November 2014	74,885
Capstone	5.24% Fixed	November 2014	20,349
Midland Loan Servicing	4.94% Fixed	April 2012	17,500
Midland Loan Servicing	4.94% Fixed	April 2012	15,000
Principal	5.29% Fixed	December 2012	6,600
Principal	6.08% Fixed	October 2013	11,673
Prudential	5.35% Fixed	December 2011	16,500
Wachovia Securities	5.58% Fixed	April 2013	13,621
Wachovia Securities	5.66% Fixed	April 2013	2,671
Wachovia Securities	5.93% Fixed	April 2013	7,696
Wachovia Securities	7.56% Fixed	July 2011	33,526
Total / Weighted Average	5.63%Fixed		$ 255,120

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Development Joint Venture with TMK Development

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt
01/5/06	TMK/Inland Aurora	Savannah Crossing	Aurora	IL	15 Acres	40.0%	$ 5,580	$ -

Development Joint Venture with North American Real Estate

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt
06/06/06	NARE/Inland North Aurora I	North Aurora Towne Centre I	North Aurora	IL	31 Acres	45.0%	$ 1,955	$ 9,968
08/30/06	NARE/Inland North Aurora II	North Aurora Towne Centre II	North Aurora	IL	26 Acres	45.0%	2,296	3,389
09/10/07	NARE/Inland North Aurora III	North Aurora Towne Centre III	North Aurora	IL	63 Acres	45.0%	2,609	9,213
					120 Acres		$ 6,860	$ 22,570

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
La Salle	6.88% Variable	September 2008	$ 22,152
La Salle	7.48% Variable	August 2007	7,532
La Salle	7.23% Variable	March 2009	20,473
Total / Weighted Average	7.11%Variable		$ 50,157

Development Joint Venture with Paradise Group

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt
02/23/07	PDG/Tuscany Village Venture	Tuscany Village	Clermont	FL	53 Acres	15.0%	$ 5,560	$ 1,355

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
LaSalle Bank N.A.	7.48% Variable	May 2008	$ 9,034

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Development Joint Venture with Pine Tree Institutional Realty LLC

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt
04/02/07	PTI Ft. Wayne, LLC	Gateway Crossing f/k/a Orchard Crossing	Ft. Wayne	IN	32 Acres	85%	$ 2,777	$ 7,381
09/26/07	PTI Boise, LLC	Southshore Shopping Center	Boise	ID	7 Acres	85%	1,757	2,725
12/21/07	PTI Westfield, LLC	Lantern Commons	Westfield	IN	64 Acres	85%	5,150	9,837
					103 Acres		$ 9,684	$ 19,943

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
La Salle	7.03% Variable	March 2009	$ 8,684
National City Bank	6.65% Variable	March 2010	3,206
National City Bank	6.07% Variable	December 2008	11,573
Total / Weighted Average	6.50%Variable		$ 23,463

Development Joint Venture with Tucker Development Corporation

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt
05/12/07	TDC Inland Lakemoor	Shops at Lakemoor	Lakemoor	IL	74 Acres	48%	$ 7,028	$ 10,144

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Bank of America	6.16% Variable	August 2011	$ 21,133

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Joint Venture with Inland Real Estate Exchange

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt
12/31/07	IRC/IREX Venture	FMC Technologies	Houston	TX	462,717	1.24%	$ (84)	$ 484
12/31/07	IRC/IREX Venture	Apria Healthcare	Schaumburg	IL	40,906	16.54%	1,165	-
12/31/07	IRC/IREX Venture	Rainbow Foods	West St. Paul	MN	61,712	15.93%	356	599
					565,335		$ 1,437	$ 1,083

Debt Schedule

Mortgagee	Rate / Type	Maturity	Balance
Nomura Credit	5.60% Fixed	April 2017	$ 39,000
Bear Stearns	5.30% Fixed	August 2014	3,760
Total / Weighted Average	5.57%Fixed		$ 42,760

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Joint Venture Development Summary

Project / Entity	MSA	IRC % Interest(1)	Projected Completion Date	Projected Owned GLA	Projected Total GLA	Percent of Owned GLA Pre-leased / Committed	Total Estimated Project Cost	Cost Incurred as of December 31, 2007	Major Tenants and Non-owned Anchors
Savannah Crossing – IL TMK/Inland Aurora Venture LLC	Chicago	40%	Q4 2008	30,000	260,000	70.5%	$ 13,400	$ 8,153	Wal-Mart (non-owned)
North Aurora Towne Centre Phase I (Outlots) – IL NARE/Inland North Aurora Venture LLC	Chicago	45%	Q2 2009	100,000	200,000	53.4%	36,800	18,753	Target (non-owned) JC Penney (non-owned)
North Aurora Towne Centre Phase II – IL NARE/Inland North Aurora Venture II LLC	Chicago	45%	Q2 2009	165,000	230,000	-	26,700	10,264	Target (non-owned) JC Penney (non-owned) Ashley Furniture (non-owned)
North Aurora Towne Centre Phase III – IL NARE/Inland North Aurora Venture III LLC	Chicago	45%	Q4 2010	100,000	375,000	-	37,500	23,473	Target (non-owned) JC Penney (non-owned)
Tuscany Village – FL Paradise	Orlando	15%	Q4 2009	260,000	350,000	-	58,700	14,945	-
Orchard Crossing – IN PTI Ft. Wayne, LLC	Fort Wayne	85%	Q1 2009	135,000	275,000	48.4%	28,800	12,197	Target (non-owned)
Southshore Shopping Center – ID PTI Boise, LLC	Boise	85%	Q4 2009	90,000	90,000	-	13,700	192	-
Shops at Lakemoor - IL TDC Inland Lakemoor LLC	Chicago	48%	Q4 2009	240,000	535,000	-	94,700	28,808	-
Lantern Commons PTI Westfield, LLC	Chicago	85%	Q4 2010	170,000	438,000	-	65,900	19,104	-
				1,290,000	2,753,000	11.3%	$ 376,200	$ 135,889	

(1) The Company owns the development properties through joint ventures and earns a preferred return and then its pro rata share of earnings.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

IREX Joint Venture Property Status

Property	Location	% TIC Ownership	Pro Rata Share of Acquisition Fee	Acquisition Fee Earned for the twelve months ended December 31, 2007	Estimated Annualized Property Management Fee
Honey Creek (1)	Terre Haute, IN	100%	$ 375	$ 150	$ 81
Best Buy (1)	Burbank, IL	100%	253	253	17
FMC Technologies (1)	Houston, TX	98.76%	1,525	1,506	100
Apria Healthcare (1)	Schaumburg, IL	83.46%	205	171	15
Delavan Crossing	Delavan, WI	0%	241	-	34
Rainbow Foods (1)	West St. Paul, MN	84.07%	143	119	9
Greenfield Commons	Aurora, IL	0%	150	-	38
AT&T	Davenport, IA	0%	329	-	28
AT&T	Evansville, IN	0%	450	-	24
AT&T	Joplin, MO	0%	329	-	30
			$ 4,000	$ 2,199	$ 376

(1) These properties are not consolidated because upon the first sale of equity interest through the private placement offerings, the Company accounts for its equity interest under the equity method of accounting.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Balance Sheets

	December 31, 2007	December 31, 2006
Balance Sheet:		
Assets:		
Cash	$ 21,600	12,355
Investment in real estate, net	493,667	477,572
Construction in progress	135,890	1,177
Acquired lease intangibles, net	59,750	61,972
Accounts and rents receivable	13,113	9,447
Restricted cash	8,338	5,939
Leasing commissions, net	850	634
Loan fees, net	2,153	1,697
Other assets	6,939	3,575
Total assets	$ 742,300	574,368
Liabilities:		
Accounts payable and accrued expenses	$ 7,978	996
Acquired lease intangibles, net	7,760	9,223
Accrued interest	1,300	1,328
Accrued real estate taxes	12,969	11,655
Security and other deposits	430	448
Mortgage payable	401,667	317,949
Prepaid rents and unearned income	3,863	1,127
Other liabilities	11,983	7,621
Total liabilities	447,950	350,347
Equity:		
Inland	141,447	111,476
Other partners	152,903	112,545
Total equity	294,350	224,021
Total liabilities and equity	$ 742,300	574,368

Unconsolidated joint ventures had mortgages payable of $401,667 and $317,949 as of December 31, 2007 December 31, 2006, respectively. The Company's proportionate share of these loans was $182,655 and $152,990 as of December 31, 2007 and December 31, 2006, respectively. As the debt is non-recourse, the Company is only liable up to its investment in the joint ventures.

Supplemental Financial Information
For the three and nine months ended December 31, 2007
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Statements of Operations (unaudited)

	Three months ended December 31, 2007	Three months ended December 31, 2006	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006
Revenues:				
Rental income	$ 12,506	11,321	44,683	39,668
Tenant recoveries	3,414	3,977	17,700	15,595
Other property income	50	-	899	34
Total revenues	15,970	15,298	63,282	55,297
Expenses:				
Property operating expenses	2,927	2,672	9,998	7,987
Real estate tax expense	1,943	3,195	13,278	12,257
Depreciation and amortization	5,728	5,315	21,216	18,622
General and administrative expenses	38	19	139	98
Total expenses	10,636	11,201	44,631	38,964
Operating income	5,334	4,097	18,651	16,333
Other income (expense)	901	(4)	5,856	493
Interest expense	(4,595)	(3,984)	(16,188)	(13,718)
Income from continuing operations	$ 1,640	109	8,319	3,108
IRC's pro rata share	$ 959	454	4,832	2,873

Property List

As of December 31, 2007, we owned 134 investment properties, comprised of 30 single-user retail properties, 62 Neighborhood Retail Centers, 17 Community Centers, and 25 Power Centers. These investment properties are located in the states of Florida (1), Illinois (81), Indiana (7), Iowa (1), Michigan (1), Minnesota (28), Missouri (2), Nebraska (1), Ohio (3), Tennessee (1) and Wisconsin (8). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Single-User					
AT&T Davenport, IA	75,000	12/07	2007	100%	AT &T
AT&T Evansville, IN	102,530	12/07	1996/2007	100%	AT &T
AT&T Joplin, MO	75,000	12/07	2007	100%	AT &T
Bally's Total Fitness St. Paul, MN	43,000	09/99	1998	100%	Bally's Total Fitness
Carmax Schaumburg, IL	93,333	12/98	1998	100%	Carmax
Carmax Tinley Park, IL	94,518	12/98	1998	100%	Carmax
Circuit City Traverse City, MI	21,337	01/99	1998	100%	Circuit City (b)
Cub Foods Arden Hills, MN	68,442	03/04	2003	100%	Cub Foods
Cub Foods Buffalo Grove, IL	56,192	06/99	1999	100%	Cub Foods (b)
Cub Foods Hutchinson, MN	60,208	01/03	1999	100%	Cub Foods (b)
Cub Foods Indianapolis, IN	67,541	03/99	1991	100%	Cub Foods (b)
Cub Foods Plymouth, MN	67,510	03/99	1991	100%	Cub Foods
Disney Celebration, FL	166,131	07/02	1995	100%	Walt Disney World
Dominick's Countryside, IL	62,344	12/97	1975 / 2001	100%	Dominick's Finer Foods
Dominick's Glendale Heights, IL	68,879	09/97	1997	100%	Dominick's Finer Foods (b)
Dominick's Hammond, IN	71,313	05/99	1999	100%	Food 4 Less
Dominick's Schaumburg, IL	71,400	05/97	1996	100%	Dominick's Finer Foods

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Single-User					
Eckerd Drug Store Chattanooga, TN	10,908	05/02	1999	100%	Eckerd Drug Store
Hollywood Video Hammond, IN	7,488	12/98	1998	100%	None
Home Goods Store Coon Rapids, MN	25,145	10/05	2005	100%	Home Goods
Michael's Coon Rapids, MN	24,240	07/02	2001	100%	Michael's
Petsmart Gurnee, IL	25,692	04/01	1997	100%	Petsmart
Pic 'N Save Waupaca, WI	63,780	03/06	2002	100%	Pic 'N Save
Riverdale Commons Outlot Coon Rapids, MN	6,566	03/00	1999	100%	None
Spingbrook Market West Chicago, IL	78,158	01/98	1990	100%	Springbrook Market
Staples Freeport, IL	24,049	12/98	1998	100%	Staples
Tweeter Home Entertainment Schaumburg, IL	9,988	09/99	1998	100%	None
Verizon Joliet, IL	4,504	05/97	1995	100%	None
Walgreens Decatur, IL	13,500	01/95	1988	100%	Walgreen's (b) (c)
Walgreens Jennings, MO	15,120	10/02	1996	100%	Walgreen's (c)
Neighborhood Retail Centers					
22nd Street Plaza Outlot Oakbrook Terrace, IL	9,970	11/97	1985/2004	100%	None
Aurora Commons Aurora, IL	126,908	01/97	1988	100%	Jewel Food Stores
Berwyn Plaza Berwyn, IL	18,138	05/98	1983	100%	Justice Produce Walgreen's
Big Lake Town Square Big Lake, MN	67,858	01/06	2005	100%	Coborn's Super Store
Brunswick Market Center Brunswick, OH	119,540	12/02	1997 / 1998	98%	Buehler's Food Markets

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Butera Market Naperville, IL	67,632	03/95	1991	100%	Butera Finer Foods
Byerly's Burnsville Burnsville, MN	72,365	09/99	1988	96%	Byerly's Food Store Erik's Bike Shop
Caton Crossing Plainfield, IL	83,792	06/03	1998	96%	Strack & Van Til
Cliff Lake Center Eagan, MN	73,582	09/99	1988	92%	None
Downers Grove Market Downers Grove, IL	104,449	03/98	1998	100%	Dominick's Finer Foods
Eastgate Shopping Ctr Lombard, IL	131,601	07/98	1959 / 2000	82%	Schroeder's Ace Hardware Illinois State of Secretary
Edinburgh Festival Brooklyn Park, MN	91,536	10/98	1997	94%	Knowlan's Super Market
Elmhurst City Center Elmhurst, IL	39,090	02/98	1994	100%	Walgreen's (c)
Gateway Square Hinsdale, IL	40,170	03/99	1985	100%	None
Golf Road Shopping Center Niles, IL	26,109	04/97	1982	86%	None
Goodyear Montgomery, IL	12,903	09/95	1991	100%	None
Grand and Hunt Club Gurnee, IL	21,222	12/96	1996	54%	None
Greenfield Commons Aurora, IL	32,258	10/07	2005	100%	Factory Card Outlet Office Depot
Hartford Plaza Naperville, IL	43,762	09/95	1995	100%	The Tile Shop
Hawthorn Village Vernon Hills, IL	98,806	08/96	1979	96%	Dominick's Finer Foods Deal's
Hickory Creek Marketplace Frankfort, IL	55,831	08/99	1999	91%	None
High Point Center Madison, WI	86,004	04/98	1984	70%	None
Homewood Plaza Homewood, IL	19,000	02/98	1993	100%	Office Depot

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Iroquois Center Naperville, IL	140,981	12/97	1983	98%	Sears Logistics Services Planet Fitness Big Lots
Mallard Crossing Elk Grove Village, IL	82,929	05/97	1993	97%	Food 4 Less
Maple Grove Retail Maple Grove, MN	79,130	09/99	1998	91%	Rainbow
Medina Marketplace Medina, OH	72,781	12/02	1956 / 1999	100%	Giant Eagle, Inc
Mundelein Plaza Mundelein, IL	16,803	03/96	1990	89%	None
Nantucket Square Schaumburg, IL	56,981	09/95	1980	95%	Go Play
Northgate Center Sheboygan, WI	73,647	04/05	2003	98%	Piggly Wiggly
Oak Forest Commons Oak Forest, IL	108,330	03/98	1998	93%	Food 4 Less
Oak Forest Commons Ph III Oak Forest, IL	7,424	06/99	1999	38%	None
Oak Lawn Town Center Oak Lawn, IL	12,506	06/99	1999	100%	None
Orland Greens Orland Park, IL	45,031	09/98	1984	97%	Shoe Carnival Dollar Tree
Orland Park Retail Orland Park, IL	8,500	02/98	1997	100%	None
Park Square Brooklyn Park, MN	137,109	08/02	1986 / 1988	94%	Fashion Bug Rainbow
Park St. Claire Schaumburg, IL	11,859	12/96	1994	35%	None
Plymouth Collection Plymouth, MN	45,915	01/99	1999	100%	Golf Galaxy
Quarry Outlot Hodgkins, IL	9,650	12/96	1996	100%	None
Riverplace Center Noblesville, IN	74,414	11/98	1992	98%	Kroger Fashion Bug

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
River Square S/C Naperville, IL	58,260	06/97	1988	92%	None
Rose Plaza Elmwood Park, IL	24,204	11/98	1997	100%	Binny's
Rose Plaza East Naperville, IL	11,658	01/00	1999	88%	None
Rose Plaza West Naperville, IL	14,335	09/99	1997	41%	None
Schaumburg Plaza Schaumburg, IL	61,485	06/98	1994	92%	Sears Hardware
Shannon Square Shoppes Arden Hills, MN	29,196	06/04	2003	97%	None
Shingle Creek Brooklyn Center, MN	39,456	09/99	1986	91%	None
Shops at Coopers Grove Country Club Hills, IL	72,518	01/98	1991	23%	None
Six Corners Chicago, IL	80,650	10/96	1966/2005	97%	Bally Total Fitness Office Depot
St. James Crossing Westmont, IL	49,994	03/98	1990	92%	None
Stuart's Crossing St. Charles, IL	85,529	07/99	1999	93%	Jewel Food Stores
Terramere Plaza Arlington Heights, IL	40,965	12/97	1980	94%	None
Townes Crossing Oswego, IL	105,989	08/02	1988	100%	Jewel Food Stores
V. Richard's Plaza Brookfield, WI	107,952	02/99	1985	98%	V. Richards Market Guitar Center
Wauconda Crossing Wauconda, IL	90,290	09/06	1997	99%	Dominicks (b) Walgreen's
Wauconda Shopping Ctr Wauconda, IL	31,037	05/98	1988	76%	Dollar Tree
West River Crossing Joliet, IL	32,452	08/99	1999	96%	None
Western & Howard Chicago, IL	11,974	04/98	1985	100%	None

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Wilson Plaza Batavia, IL	11,160	12/97	1986	88%	None
Winnetka Commons New Hope, MN	42,415	07/98	1990	91%	Frattalone's Hardware
Wisner/Milwaukee Plaza Chicago, IL	14,677	02/98	1994	72%	None
Woodland Heights Streamwood, IL	120,436	06/98	1956/1997	94%	Jewel Food Stores U.S. Postal Service
Community Centers					
Apache Shoppes Rochester, MN	60,780	12/06	2005/2006	100%	Cost Plus World Market Linens 'N Things
Bergen Plaza Oakdale, MN	262,720	04/98	1978	91%	K-Mart Rainbow Dollar Tree
Bohl Farm Marketplace Crystal Lake, IL	97,287	12/00	2000	100%	Linens & Things Barnes & Noble Dress Barn
Burnsville Crossing Burnsville, MN	97,310	09/99	1989	89%	Schneiderman's Furniture Petsmart
Chestnut Court Darien, IL	170,027	03/98	1987	99%	Office Depot Powerhouse Gym Just Ducky Loyola Medical Center Stein Mart
Delavan Crossing Delavan, WI	60,930	05/07	2006	100%	Petsmart MC Sports Staples
Fashion Square Skokie, IL	84,580	12/97	1984	96%	Cost Plus World Market Office Depot
Fashion Square II Skokie, IL	7,151	11/04	1984	100%	None
Four Flaggs Annex Niles, IL	21,425	11/02	1973 / 2001	100%	Factory Card Outlet

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Community Centers					
Four Flaggs Niles, IL	306,661	11/02	1973 / 1998	74%	Wickes Furniture Jewel Food Stores Office Depot Petsmart Jo-Ann Fabrics Books-A-Million Women's Workout World (b)
Lake Park Plaza Michigan City, IN	229,639	02/98	1990	95%	Wal-Mart Valuland (b) Jo Ann Fabrics Factory Card Outlet
Park Center Plaza Tinley Park, IL	194,599	12/98	1988	90%	Central Grocers Bally's Total Fitness The Furniture Box Bud's Sport Place Chuck E. Cheese
Quarry Retail Minneapolis, MN	281,648	09/99	1997	99%	Home Depot Rainbow Petsmart Office Max Old Navy Party City
Springboro Plaza Springboro, OH	154,034	11/98	1992	100%	K-Mart Kroger
Two Rivers Plaza Bolingbrook, IL	57,900	10/98	1994	100%	Marshall's Factory Card Outlet Kay Bee Toys
Village Ten Coon Rapids, MN	211,472	08/03	2002	98%	Lifetime Fitness Cub Foods Dollar Tree Stores
Woodland Commons Buffalo Grove, IL	170,398	02/99	1991	97%	Dominick's Finer Foods Jewish Community Center
Power Centers					
Baytowne Shoppes/Square Champaign, IL	118,542	02/99	1993	100%	Staples Berean Bookstore Petsmart Famous Footwear

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Power Centers					
Crystal Point Crystal Lake, IL	339,898	07/04	1976/1998	100%	Best Buy K-Mart Bed, Bath & Beyond The Sports Authority Cost Plus Borders Books Office Depot
Deer Trace Kohler, WI	149,881	07/02	2000	98%	Elder Beerman TJ Maxx Michael's Dollar Tree
Deer Trace II Kohler, WI	24,410	08/04	2003/2004	100%	None
Joliet Commons Joliet, IL	158,922	10/98	1995	92%	Cinemark Petsmart Barnes & Noble Old Navy MC Sports La-Z-Boy
Joliet Commons Ph II Joliet, IL	40,395	02/00	1999	100%	Office Max
Lansing Square Lansing, IL	233,508	12/96	1991	69%	Sam's Club Office Max
Mankato Heights Mankato, MN	155,173	04/03	2002	100%	TJ Maxx Michael's Old Navy Pier One
Maple Park Place Bolingbrook, IL	218,762	01/97	1992/2004	100%	Powerhouse Gym Office Depot Jo Ann Fabrics Sportmart Best Buy
Naper West Naperville, IL	164,812	12/97	1985	96%	Barrett's Home Theater Store
Naper West Ph II Naperville, IL	50,000	10/02	1985	73%	JoAnn Fabrics
Park Avenue Centre Highland Park, IL	64,943	06/97	1996/2005	67%	Staples Sam's Wine & Spirits
Park Place Plaza St. Louis Park, MN	84,999	09/99	1997/2006	100%	Office Max Petsmart

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Power Centers					
Pine Tree Plaza Janesville, WI	187,413	10/99	1998	100%	Gander Mountain TJ Maxx Staples Michaels Stores Old Navy LLC Petco Famous Footwear
Riverdale Commons Coon Rapids, MN	168,277	09/99	1998	100%	Rainbow Wickes Furniture Office Max Petco Party City
Rivertree Court Vernon Hills, IL	298,862	07/97	1988	97%	Best Buy Kerasotes Theaters Office Depot TJ Maxx Petsmart Michaels Stores Harlem Furniture Ulta Salon Old Country Buffet
Rochester Marketplace Rochester, MN	70,213	09/03	2001 / 2003	100%	Staples PetsMart
Salem Square Countryside, IL	112,310	08/96	1973 / 1985	100%	TJ Maxx Marshall's Audio King
Schaumburg Promenade Schaumburg, IL	91,831	12/99	1999	100%	Linens and Things Pier 1 Imports DSW Shoe Warehouse
Shakopee Valley Shakopee, MN	146,430	12/02	2000 / 2001	99%	Kohl's Office Max
Shakopee Valley Outlot Shakopee, MN	12,285	03/06	2007	100%	None
Shoppes at Grayhawk Omaha, NE	227,350	02/06	2001/2004	96%	Lowe's Michael's
Shops at Orchard Place Skokie, IL	165,141	12/02	2000	94%	Best Buy DSW Shoe Warehouse Ulta Salon Pier 1 Imports Petco Walter E. Smithe Factory Card Outlet

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Power Centers					
University Crossing Mishawaka, IN	136,430	10/03	2003	72%	Marshall's Babies R Us Petco Dollar Tree Stores Pier One Imports
Woodfield Plaza Schaumburg, IL	177,160	01/98	1992	99%	Kohl's Wicke's Barnes & Noble Joseph A. Banks Clothiers JoAnn
Total	11,240,482				

As of December 31, 2007, we owned 18 investment properties through our joint ventures, comprised of 3 Single User, 8 Neighborhood Retail Centers, 3 Community Centers, 1 Lifestyle Center, and 3 Power Centers. These investment properties are located in the states of Idaho (1), Illinois (13), Minnesota (2), Texas (1) and Wisconsin (1). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Single User					
Apria Healthcare Schaumburg, IL	40,906	05/07	2000	100%	Apria Healthcare
FMC Technologies Houston, TX	462,717	03/07	1970/2006	100%	FMC Technologies
Rainbow Foods West St. Paul, MN	61,712	05/07	1982/2005	100%	Rainbow Foods
Neighborhood Retail Centers					
Cobblers Crossing Elgin, IL	102,643	05/97	1993	97%	Jewel Food Stores
Forest Lake Marketplace Forest Lake, MN	93,853	09/02	2001	100%	MGM Liquor Warehouse Cub Foods
Mapleview Grayslake, IL	114,804	03/05	2000	97%	Jewel Food Stores
Marketplace at 6 Corners Chicago, IL	117,000	11/98	1997	100%	Jewel Food Store Marshall's Dept. Store

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
Neighborhood Retail Centers					
Shops of Mill Creek Palos Park, IL	102,422	03/98	1989	98%	Jewel Food Store
Ravinia Plaza Orland Park, IL	101,384	11/06	1990	96%	Borders Pier 1 Imports
Regal Showplace Crystal Lake, IL	88,400	03/05	1998	100%	Regal Cinemas
Southshore Shopping Center Boise, ID	113,700	09/07	1992	0%	None
Community Centers					
Chatham Ridge Chicago, IL	175,754	02/00	1999	98%	Cub Foods (b) Marshall's Dept. Store Bally Total Fitness
Greentree Center & Outlot Caledonia, WI	169,268	02/05	1990/1993	98%	Pic n Save K-Mart
Thatcher Woods River Grove, IL	193,313	04/02	1969/1999	97%	Walgreens A.J. Wright Olson's Ace Hardware Hanging Garden Banquet Binny's Beverage Depot Dominick's
Lifestyle Center					
Algonquin Commons Algonquin, IL	562,218	03/06	2004/2005	91%	Circuit City PetsMart Office Max Wickes Barrett's Home Theater Border's Pottery Barn Old Navy DSW Warehouse Dick's Sporting Goods Trader Joe's Ulta
Power Center					
Orland Park Place Orland Park, IL	599,664	04/05	1980/1999	99%	K & G Superstore Old Navy Cost Plus World Market Stein Mart Tiger Direct Barnes & Noble

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy	Anchor Tenants (a)
					DSW Shoe Warehouse
					Bed, Bath & Beyond
					Sports Authority
					Binny's Beverage Depot
					Office Depot
					Dick's Sporting Goods
					Marshall's
					Filene's Basement
Randall Square Geneva, IL	216,485	05/99	1999	99%	Marshall's Dept. Store
					Bed, Bath & Beyond
					Old Navy
					Factory Card Outlet
					Shoe Carnival
					Petsmart
					Michaels Stores
Woodfield Commons E/W Schaumburg, IL	207,452	10/98	1973, 1975 1997	98%	Toys R Us
					Luna Carpets
					Tower Records
					Cost Plus World Market
					Party City
					Discovery Clothing
					Harlem Furniture
					REI
Total	3,523,695				Steve & Barry's
Total /Weighted Average	14,764,177			95%	

(a)   Anchor tenants are defined as any tenant occupying 10,000 or more square feet. The trade name is used which may be different than the tenant name on the lease.

(b)   We continue to receive rent from tenants who have vacated but are still obligated under their lease terms. These tenants continue to pay an amount equal to the contractual obligations under their lease.

(c)   Beginning with the earlier date listed, pursuant to the terms of the lease, the tenant has a right to terminate prior to the lease expiration date.